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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


__________________________________________________
                                                  :
                In the Matter of                  :
                                                  :
            CSW COMMUNICATIONS, INC.              :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8199                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
__________________________________________________:


    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Communications, Inc. (CSW
Communications) a subsidiary of Central and South West Corporation (CSW) authorized to operate as a limited-purpose communications company. Under HCAR 35-26061 dated June 3, 1994, it is required that CSW Communications file quarterly reports providing: 1) CSW Communications' Balance Sheet 2) CSW Communications' Statement of Income for the quarter ended (for the year ended in the case of fourth calendar quarter) 3) a concise description of bills to and payments by associated companies for such quarter and 4) a concise description of payments by CapRock to CSW Communications for such quarter.

1) CSW Communications' Balance Sheet

   Refer to Exhibit 1 for CSW Communications' Balance Sheet at
September 30, 1995.

2) CSW Communications' Statement of Income

   Refer to Exhibit 2 for CSW Communications' Statement of Income for the Quarter Ended September 30, 1995.



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3) Description of Bills to and Payments by Associated Companies

    Bills to Associated Companies:
     There were no bills to associated companies during the reporting period.

    Payments by Associated Companies:

Description                           Amount

Equipment                           $   704,579
Interest Charges                        177,399
Administrative & General                 90,004
Taxes Payable                          (161,818)
Total                               $   810,164

4)  Description of Payments by CapRock to CSW Communications

     There were no payments by CapRock to CSW Communications during the reporting period.











                        S I G N A T U R E


    As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Communications,
Inc. has duly caused this report to be signed on its behalf on this 28th day of November 1995.

                                    CSW COMMUNICATIONS, Inc.


                                    /s/ Shirley Briones
                                        Shirley Briones
                                        Treasurer